Macquarie Bank Limited ("MBL") – Form SBSE-A/A Supplemental Information

MBL is submitting Form SBSE-A/A with the following supplementary document: **mbl7R PDF**

This supplementary document is MBL's 7R filings compiled into one PDF document. Each 7R filing was previously submitted as a separate document with MBL's initial SBSE-A registration submission.